PRECISION OPTICS CORPORATION 22 EAST BROADWAY GARDNER, MASSACHUSETTS 01440-3338 Telephone 978 / 630-1800 Telefax 978 / 630-1487

November 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn: Ms. Ada Sarmento

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form S-1
Filed August 14, 2020, as amended on November 4, 2020
File No. 333-246315

Acceleration Request

Requested Date: November 12, 2020

Requested Time: 8:00 A.M. Eastern Standard Time

Dear Ms. Sarmento:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Precision Optics Corporation, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-1, as amended, (the “Registration Statement”) be accelerated to November 12, 2020 at 8:00 am EST or as soon as practicable thereafter.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

PRECISION OPTICS CORPORATION, INC.

/s/ Joseph N. Forkey
By: Joseph N. Forkey
Chief Executive Officer

cc: Amy Trombly, Esq.